Earnings Release May 21, 2025

Exhibit 99.3
James Hardie Achieves FY25 Guidance
Issues FY26 Guidance for Organic Sales and Adjusted EBITDA Growth

Delivers Global and North America Results Consistent with FY25 Guidance
FY25 GAAP Operating Income of $656 million, Adjusted EBITDA of $1.1 billion
FY25 Adjusted EBITDA Margin of 27.8% Reflecting Hardie Operating System Savings and Cost Control
Expects Organic Sales and EBITDA Growth In Every Region for FY26

James Hardie Industries plc (ASX / NYSE: JHX) ("James Hardie" or the "Company"), a leader in providing high performance, low maintenance building products and solutions, and a company inspiring how communities design build and grow, today announced results for its fourth quarter ending March 31, 2025. Speaking to the results, Aaron Erter, CEO said, "We delivered solid business and financial results in the fourth quarter, and our FY25 performance reflects our commitment to invest to scale the organization and grow profitably even in a more challenging market environment. We are executing on our growth strategy and are confident that our actions are driving market outperformance that will enable us to sustain our strong positioning."
Mr. Erter continued, "We are winning by partnering with our customers and contractors while delighting homeowners by delivering products that are resilient and beautiful. Success across our value chain propels our organization forward and fuels my optimism about the future of James Hardie. We have the strongest team in the industry and the right strategy to go after our material conversion opportunity. Over the past five years, our North American business has grown the top line at a +10% CAGR and expanded Adjusted EBITDA margin by more than +400bps, a clear demonstration of the inherent strength of our value proposition and the underlying momentum in our strategy. Our conviction is as strong as ever in achieving our long-term aspirations1 for North America Fiber Cement, namely to grow revenue double-digits, expand EBITDA margins by another +500 basis points, and triple our EBITDA. I am confident in the future of James Hardie as we continue building on these successes and accelerate our growth strategy."
Rachel Wilson, CFO said, "We achieved each of our FY25 guidance metrics despite a more challenging macro environment as compared to May of last year, when we initially provided this outlook. In North America, our team delivered a solid fourth quarter and we achieved our guidance points, both in our second half and full year, for volume and EBIT Margin. Our mid-thirties EBITDA margin for the full year demonstrates diligent cost control and full delivery of HOS savings, which together, helped mitigate unfavorable volume leverage from softer end markets."
1) For additional information regarding the Company's Long-Term Aspirations, see the Company’s Earnings Presentation for the fourth quarter ended March 31, 2025.
Fourth Quarter Highlights
•Net Sales of $972 million, down (3%) comparing vs. the all-time quarterly record
•GAAP Operating income of $62 million; GAAP Operating margin of 6.4%; GAAP Net income of $44 million; and GAAP Diluted EPS of $0.10
•Adjusted EBITDA of $269 million, down (4%) with Adjusted EBITDA margin of 27.6%, down (30bps), both comparing vs. record 4Q results
•Adjusted Net Income of $156 million, down (10%)
•Adjusted Diluted EPS of $0.36, down (9%)

Earnings Release: James Hardie - Fourth Quarter and Year Ended March 31, 2025	1

Earnings Release May 21, 2025

Fiscal Year 2025 Highlights
•Net Sales of $3.9 billion, down (1%) comparing vs. record results in FY24
•GAAP Operating income of $656 million; GAAP Operating margin of 16.9%; GAAP Net income of $424 million; and GAAP Diluted EPS of $0.98
•Adjusted EBITDA of $1.1 billion, down (4%) with Adjusted EBITDA margin of 27.8%, down (80bps), both comparing vs. record results in FY24
•Adjusted Net Income of $644 million, down (9%) comparing vs. record results in FY24
•Adjusted Diluted EPS of $1.49, down (7%) comparing vs. record results in FY24

Proposed Transaction with The AZEK Company Inc (AZEK)
In March, the Company announced entry into a definitive agreement under which James Hardie will acquire AZEK for a combination of cash and James Hardie shares, with the transaction expected to close in the second half of calendar year 2025. Speaking to the combination, Mr. Erter said, "This combination with AZEK is an extraordinary opportunity to accelerate our growth strategy, deliver enhanced and differentiated solutions to our customers and drive shareholder value. We are uniting two highly complementary companies with large material conversion opportunities and shared cultures centered around providing winning solutions to our customers and contractors. Together, we will be well positioned to drive sustained above-market growth as a leader across exterior building products. The combination will further accelerate our sales growth by an incremental two and a half percentage points on top of our double-digit trajectory due to AZEK’s faster growth profile, and delivery of $500 million of run-rate commercial synergies over the next five years. We also expect that the transaction will be accretive to our organic margin expansion target of +500 basis points, driven both by AZEK’s own organic margin improvement potential, as well as by the $125 million of run-rate cost synergies that we expect to achieve over the next three years. Our combined business will be an engine of tremendous cash flow generation, and once run-rate cost synergies are achieved, we expect to generate robust annual free cash flow of greater than a billion dollars."

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Earnings Release May 21, 2025

Segment Business Update and Results
North America Fiber Cement
In North America, the Company is outperforming its end markets through a superior value proposition and driving leading margins despite raw material headwinds. James Hardie's significant material conversion opportunity and investments across the North American manufacturing footprint have positioned the Company well to capitalize as the market returns to growth and the long-term housing fundamentals play through. The Company is investing across the value chain and growing its contractor base to capture the repair & remodel opportunity. Similarly, in new construction, efforts to deepen exclusivity and increase trim attachment rates support growth and share gain with large homebuilders. Over the last year, in a clear demonstration of the appreciation for James Hardie's innovative product solutions and unrivaled business support, the Company has announced multi-year, national hard siding and trim exclusivity agreements with Meritage Homes, M/I Homes, David Weekley Homes, Stanley Martin Homes, CastleRock Communities, Trumark Homes, CBH Homes, Davidson Homes and McKinley Homes.
During the quarter, net sales decreased (2%). Volumes declined (3%) due to continued market weakness, particularly in multi-family, partially offset by efforts to gain share in single-family new construction and repair & remodel. Sales also benefited from a higher average net sales price, resulting from the January 2025 price increase. Volume of Exterior products declined low single-digits, and were up slightly sequentially. Volume of Interior products declined low double-digits. EBIT margin decreased (350bps) to 28.2%, due to higher pulp and cement costs as well as unfavorable production cost absorption, partially offset by Hardie Operating System (HOS) savings. Excluding depreciation and amortization expense, which rose +32% to $45 million, EBITDA declined (7%) to $248 million with EBITDA margin of 34.4%, a decrease of (190bps) attributable to similar drivers of EBIT margin.
Asia Pacific Fiber Cement
In Australia & New Zealand, the Company is increasing share through new customer acquisitions and project conversion enabled by customer integration. The Company is influencing how homeowners build, and driving growth through Co-Creation and leveraging the James Hardie brand. The teams are innovating to accelerate material conversion with a key focus on new construction, specifically the conversion of brick & masonry. Overall, while market demand remains challenged, the Asia Pacific team is focused on finding further efficiencies and driving HOS savings to underpin the segment's consistent profitability.
During the quarter, net sales decreased (13%) in Australian dollars, due to lower volumes of (31%) partially offset by a higher average net sales price of +25%. Adjusted EBIT margin rose +330bps to 30.5%, and excluding depreciation and amortization expense, which increased +7% to $5 million, adjusted EBITDA declined (5%) to $41 million with adjusted EBITDA margin of 34.5%, an increase of +410bps. The decline in volumes, increase in average net sales price and improvement in margins were each primarily attributable to the closure of the Philippines manufacturing and commercial operations. Australia & New Zealand together saw a low single-digit decrease in volume and a low single-digit increase in average net sales price, leading to a slight increase in net sales. Margins also rose modestly in Australia & New Zealand, due primarily to slightly positive average net sales price and HOS savings.

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Earnings Release May 21, 2025

Europe Building Products
Markets across Europe remain challenged, particularly in Germany, our largest European market, where improvement is anticipated to be more gradual, while in the UK, the Company is well-positioned to capture potential improvement in residential construction. Growth in high-value products remains a strategic priority, as leveraging a broader and deeper product portfolio should accelerate share gains and customer wins. Recently designated as the fiber gypsum Brand of the Century by Deutsche Standards, pioneering innovations such as Therm25 have made fermacell® a European market leader for high-quality building products.
During the quarter, net sales increased +8% in Euros, including a higher average net sales price of +7%, driven by the price increases earlier this fiscal year. EBIT margin decreased (40bps) to 9.9% due to higher energy and raw material costs and higher employee costs related to increased headcount for our high value product sales force. Excluding depreciation and amortization expense, which rose +4% to $9 million, EBITDA increased +2% to $22 million with EBITDA margin of 16.2%, a (50bps) decrease attributable to similar drivers of EBIT margin.

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Earnings Release May 21, 2025

Outlook
FY26 Guidance

Speaking to the Company's market outlook, Mr. Erter said, "As we turn our focus towards continuing our material conversion mission, I reflect with pride on the resilience our teams have shown as our industry faces persistent headwinds. More recent, broader macroeconomic uncertainty could further impact the cost of home construction and weigh on consumer sentiment, influencing demand. As a result, in North America, which represents approximately three-quarters of our total net sales we are prudently planning for market volumes to contract in FY26, including a fourth consecutive year of declines in large-ticket repair & remodel activity. Despite these near-term headwinds, our brand and the attractiveness of our value proposition to customers has and will enable James Hardie to structurally grow through expansions and contractions. We will continue to navigate through the current backdrop, focusing on outperforming our end-markets to drive top- and bottom-line in FY26, consistent with our prior planning assumptions."

Mr. Erter continued, "Across our businesses, we remain committed to outperforming the markets in which we participate and have purposeful strategies that ensure we deliver on these commitments year in and year out. These plans are grounded in capturing the material conversion opportunity and driving value for our customer partners."

Ms. Wilson added with respect to financial planning assumptions, "We are committed to driving profitable growth and are reaffirming our previously stated business planning assumptions for organic sales and EBITDA growth in every region. Furthermore, we remain aligned as an organization around delivering strong cash flows not only to fund growth investments but also to ensure a strong balance sheet and enable return of capital to shareholders within our deleveraging targets. We expect to grow our free cash flow by +30% to at least half a billion dollars in FY26 by virtue of our profitable growth, stewardship of working capital, and reduction in our capital expenditures."

•North America Net Sales Growth: Up Low Single-Digits
•North America EBITDA Margin: ~35.0%
•Total Adjusted EBITDA Growth: Up Low Single-Digits
•Free Cash Flow: At least $500 million, Up +30%

FY26 Modeling Assumptions

•Total Capital Expenditures: ~$325 million
•Total Depreciation & Amortization Expense: ~$225 million
•Adjusted Effective Tax Rate: Relatively Flat vs. 23.5% in FY25

Note: Planning and modeling assumptions reflect only the standalone James Hardie business and exclude any impacts of acquisitions that have not closed. Free Cash Flow is defined as net cash provided by operating activities less purchases of property, plant and equipment.

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Earnings Release May 21, 2025

Cash Flow, Capital Investment & Allocation
Operating cash flow totaled $803 million for FY25, driven by $955 million of net income, adjusted for non-cash items, partially offset by higher working capital of $26 million and $114 million of asbestos claims and handling costs paid. Capital expenditures were $422 million.

During FY25, the Company invested $165 million related to capacity expansion, with key milestones including commencement of production at the Company's Westfield, Massachusetts ColorPlus® facility in April, as well as the Company's Prattville Alabama facility, specifically on Sheet Machine 3 in September. The Company also completed installation of Sheet Machine 4 at the Prattville facility during the fiscal year. Looking to FY26, the Company expects investment in capacity expansion projects to moderate as several projects approach or reach completion, including at Prattville and Orejo.

The Company repurchased 4.5 million shares for a total of $150 million over the course of FY25, completing the previously-announced repurchase program. In November, the Company's Board of Directors approved a new repurchase program, under which the Company is authorized to purchase up to $300 million of shares through October of 2025. Due to regulatory and other considerations, the Company is not expected to repurchase stock until after it closes the AZEK transaction.

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Earnings Release May 21, 2025

Key Financial Information

	Q4 FY25	Q4 FY24	Change	Q4 FY25	Q4 FY24	Change

Group	(US$ millions, except per share data)
Net Sales	971.5	1,004.9	(3%)
EBIT	62.1	84.0	(26%)
Adjusted EBIT	209.2	232.5	(10%)
EBIT Margin (%)	6.4	8.4	(2.0 pts)
Adjusted EBIT Margin (%)	21.5	23.1	(1.6 pts)
Adjusted EBITDA	268.6	280.8	(4%)
Adjusted EBITDA Margin (%)	27.6	27.9	(0.3 pts)
Net Income	43.6	55.6	(22%)
Adjusted Net Income	156.1	174.2	(10%)
Diluted EPS - US$ per share	0.10	0.13	(20%)
Adjusted Diluted EPS - US$ per share	0.36	0.40	(9%)

North America Fiber Cement	(US$ millions)
Net Sales	718.9	735.2	(2%)
EBIT	202.4	233.0	(13%)
EBIT Margin (%)	28.2	31.7	(3.5 pts)
EBITDA	247.6	267.2	(7%)
EBITDA Margin (%)	34.4	36.3	(1.9 pts)

Asia Pacific Fiber Cement	(US$ millions)			(A$ millions)
Net Sales	118.1	141.5	(17%)	188.1	215.2	(13%)
EBIT	43.0	38.5	12%	68.4	58.6	17%
Adjusted EBIT	36.0	38.5	(6%)	57.3	58.6	(2%)
EBIT Margin (%)	36.4	27.2	9.2 pts	36.4	27.2	9.2 pts
Adjusted EBIT Margin (%)	30.5	27.2	3.3 pts	30.5	27.2	3.3 pts
Adjusted EBITDA	40.8	43.0	(5%)	64.9	65.4	(1%)
Adjusted EBITDA Margin (%)	34.5	30.4	4.1 pts	34.5	30.4	4.1 pts

Europe Building Products	(US$ millions)			(€ millions)
Net Sales	134.5	128.2	5%	127.7	118.0	8%
EBIT	13.3	13.1	2%	12.6	12.1	4%
EBIT Margin (%)	9.9	10.3	(0.4 pts)	9.9	10.3	(0.4 pts)
EBITDA	21.8	21.3	2%	20.7	19.7	5%
EBITDA Margin (%)	16.2	16.7	(0.5 pts)	16.2	16.7	(0.5 pts)

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Earnings Release May 21, 2025

	FY25	FY24	Change	FY25	FY24	Change

Group	(US$ millions, except per share data)
Net Sales	3,877.5	3,936.3	(1%)
EBIT	655.9	767.4	(15%)
Adjusted EBIT	863.2	940.8	(8%)
EBIT Margin (%)	16.9	19.5	(2.6 pts)
Adjusted EBIT Margin (%)	22.3	23.9	(1.6 pts)
Adjusted EBITDA	1,079.4	1,125.8	(4%)
Adjusted EBITDA Margin (%)	27.8	28.6	(0.8 pts)
Net Income	424.0	510.2	(17%)
Adjusted Net Income	644.3	707.5	(9%)
Diluted EPS - US$ per share	0.98	1.16	(16%)
Adjusted Diluted EPS - US$ per share	1.49	1.61	(7%)
Operating Cash Flow	802.8	914.2	(12%)

North America Fiber Cement	(US$ millions)
Net Sales	2,863.3	2,891.4	(1%)
EBIT	840.9	921.1	(9%)
EBIT Margin (%)	29.4	31.9	(2.5 pts)
EBITDA	1,001.6	1,054.9	(5%)
EBITDA Margin (%)	35.0	36.5	(1.5 pts)

Asia Pacific Fiber Cement	(US$ millions)			(A$ millions)
Net Sales	519.9	562.8	(8%)	795.0	856.3	(7%)
EBIT	111.0	166.1	(33%)	172.7	252.7	(32%)
Adjusted EBIT	161.3	166.1	(3%)	246.3	252.7	(3%)
EBIT Margin (%)	21.7	29.5	(7.8 pts)	21.7	29.5	(7.8 pts)
Adjusted EBIT Margin (%)	31.0	29.5	1.5 pts	31.0	29.5	1.5 pts
Adjusted EBITDA	180.5	183.1	(1%)	275.7	278.5	(1%)
Adjusted EBITDA Margin (%)	34.7	32.5	2.2 pts	34.7	32.5	2.2 pts

Europe Building Products	(US$ millions)			(€ millions)
Net Sales	494.3	482.1	3%	460.6	444.5	4%
EBIT	38.0	45.0	(16%)	35.4	41.5	(15%)
EBIT Margin (%)	7.7	9.3	(1.6 pts)	7.7	9.3	(1.6 pts)
EBITDA	70.4	74.7	(6%)	65.6	68.9	(5%)
EBITDA Margin (%)	14.2	15.5	(1.3 pts)	14.2	15.5	(1.3 pts)

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Earnings Release May 21, 2025

Further Information
Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results in Section 2 of James Hardie's Annual Report on Form 20-F for the year ended March 31, 2025 for additional information regarding the Company’s results.
All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted.
For more information on the proposed transaction with The AZEK Company Inc please see jameshardieandazek.com.

Conference Call Details
James Hardie will hold a conference call to discuss results and outlook Wednesday, May 21, 2025 at 8:00am AEDT (Tuesday, May 20, 2025 at 6:00pm EST). Participants may register for a live webcast and access a replay following the event of the event on the Investor Relations section of the Company’s website (ir.jameshardie.com).

About James Hardie
James Hardie Industries plc is the world’s #1 producer and marketer of high-performance fiber cement, and in Europe, fiber gypsum building solutions. James Hardie markets its fiber cement products and systems under the Hardie™ brand, such as Hardie® Plank, Hardie® Panel, Hardie® Trim, Hardie® Backer, Hardie® Artisan Siding, Hardie™ Architectural Collection. James Hardie is also a market leader in the European premium timber frame and dry lining business.
James Hardie Industries plc is incorporated and existing under the laws of Ireland. As an Irish plc, James Hardie is governed by the Irish Companies Act. James Hardie’s principal executive offices are located at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213
investors@jameshardie.com

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Earnings Release May 21, 2025

Cautionary Note and Use of Non-GAAP Measures
This Earnings Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBIT, Adjusted EBITDA and Adjusted Diluted EPS. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Earnings Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled "Non-GAAP Financial Measures" included in the Company’s Earnings Presentation for the fourth quarter ended March 31, 2025.
In addition, this Earnings Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. The Company prepares its consolidated financial statements under GAAP. The equivalent GAAP financial statement line item description for EBIT used in its consolidated financial statements is Operating income (loss). The Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Earnings Release to the equivalent GAAP financial measure used in the Company's consolidated financial statements. See the section titled "Non-GAAP Financial Measures" included in the Company’s Earnings Presentation for the fourth quarter ended March 31, 2025.
This Earnings Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 "Risk Factors" in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy; the proposed AZEK merger and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Earnings Release except as required by law.
This earnings release has been authorized by the James Hardie Board of Directors.

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